TELIPHONE CORP                                                            [LOGO]
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March 23, 2007


VIA EDGAR

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

File No. 333-136993

Re: Teliphone Corp. comment letter dated February 4, 2007


Dear Mr. Reynolds,

We have reviewed your letter dated February 4, 2007 concerning the following comments. Under each comment we have responded and have provided additional information to bring about a resolution of these matters. At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

General

      1. We note your response to comment 142 of our letter dated October 11, 2006 in which you state that the spin-off complies with Staff Legal Bulletin No. 4 because Teliphone Corp. is registering the spun-off shares. We also note your disclosure throughout the registration statement that on October 23, 2006, shareholders of United American Corp. voted in the majority to spin off its holdings of Teliphone Corp. through a pro-rata distribution of Teliphone Corp. shares to Untied American Corp.'s shareholders and that the effective date of the spin-off was October 30, 1006. It appears that the investment decision has been made and that the spin-off has already occurred. Thus, it appears that the company would not be able to register the spin-off on this registration statement. Please revise accordingly.

            We further note your statement in your response that, "The Company is in compliance with four of the elements in Staff Legal Bulletin No. 4, but acknowledges that United American Corporation had not held the spin-off securities for at least two years." Please discuss the impact of non-compliance with Staff Legal Bulletin No. 4 and whether the spin-off was possibly in violation of Sec. 5 of the Securities Act. Please include a discussion of any liabilities resulting from such non-compliance or possible violations.

RESPONSE

The Company has further reviewed Staff Legal Bulletin No. 4 and has concluded that it was not required to register the spin-off of its shares by the parent, United American Corporation. The Company acknowledges that Staff Legal Bulletin No. 4 provides that it must register a spin-off of shares under the Securities Act if the spin-off is a "sale" of securities by the parent, United American Corporation. Section 2(3) of the Securities Act defines the term sale to "include every contract of sale of disposition of a security or interest in a security, for value." The shareholders of United American Corporation approved by vote in a shareholder meeting the spin-off of the Company's shares and the effective date of the spin-off was October 30, 2006, but the spin-off did not constitute a "sale" because, among other reasons, there was no disposition of the securities for value. No consideration was provided by the shareholders of United American Corporation. Despite a vote approving the spin-off, no shareholder placed additional value at risk in order to obtain ownership of a security. As a result, it would be improper to characterize the decision made by the shareholders as an investment decision.

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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
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Courts have held that spin-off transactions constitute a "sale" requiring registration under the Securities Act when it found that the purpose of the registration requirements would be violated where (i) the intent or effect of the spin-off transaction would be to create a public trading market in securities of a non-public company without having to register the shares, and
(ii) such trading would take place without the dissemination of adequate information regarding the spin-off or the securities. See Securities and Exchange Commission v. Harwyn Industries Corp., 326 F. Supp. 943 (S.D.N.Y.
1971), and Securities and Exchange Commission v. Datronics Engineers, Inc., 490 F.2d 250 (4th Cir. 1973), cert. denied, 416 U.S. 937 (1974). Similarly, Staff Legal Bulletin No. 4 specifically provides that "when a reporting company under the Exchange Act spins-off shares of a company that does not report under the Exchange Act, the spin-off raises concerns because it may: result in an active trading market for the spun-off shares without adequate public information about their issuer; and violate the anti-fraud provisions of the Securities Act and the Exchange Act."

First, absent from this case is the existence of a non-public company having its shares spun-off by a reporting company under the Exchange Act. Upon the effective date of the spin-off, the parent, United American Corporation, and the Company were public reporting companies with securities registered pursuant to
Section 12(g) of the Securities Act and both companies were current in their reporting requirements. At the time of the spin-off, there was adequate public information available concerning each of the parent and the Company. Second, it would not be possible to create a public trading market resulting from this spin-off. There was not at the effective time of the spin-off or presently a public market for the Company's common stock. The Company's common stock is not registered on any national securities exchanges or quoted on either the Nasdaq OTCBB or Pink Sheets. Additionally, the shares spun-off are restricted securities. As a result, the intent or effect of the spin-off could not be to create a public trading market in securities of a non-public company without having to register the shares. Furthermore, the Company now seeks to register the spun-off shares. This is strong evidence and irrefutably establishes that its intent is not to avoid registration under the Securities Act. The facts of this spin-off do not evidence any indicia of abuse or fraud or raise any of the concerns commonly associated with spin-offs.

In light of the foregoing, the Company respectfully submits to the Commission that it would be improper to characterize the spin-off as a "sale." The Company believes that it is compliant with Staff Legal Bulletin No. 4 and Section 5 of the Securities Act because the spin-off was not a "sale."

      2. We note that the cover page of the registration statement states that the "prospectus relates to the resale by selling stockholders listed elsewhere in this prospectus." Please note that the company would not be able to register the resale of the shares that were transferred in the spin-off if such shares were transferred in violation of Sec. 5 of the Securities Act. Please provide a basis why the resale of such shares could be registered or remove such shares from the registration statement. Please clearly indicate which selling shareholders hold shares that were acquired from the spin-off and include the amount of shares each person received from the spin-off. We may have further comment.

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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
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RESPONSE

We have noted your comment and, as discussed in our response to comment one above, the shares were not issued in violation of Section 5 of the Securities Act. Accordingly, shares that were acquired in the spin off by selling shareholders are being sold alongside all shares held be selling shareholders.

      3.    We reissue comments 4 and 20 from our letter dated October 11, 2006.
            Item 3, Summary Information and Risk Factors - Offering, on page 5, states: "...there are no outstanding warrants to purchase additional shares of common stock." However the "Plan of Distribution" section on page 49 states: "We will receive none of the proceeds from the sale of the shares of common stock by the Selling Shareholders, except upon exercise of the outstanding common stock purchase warrant." Please reconcile.

RESPONSE

We have noted this comment and revised our Plan of Distribution section to reconcile with Item 3. There are no outstanding warrants to purchase additional shares of common stock.

Cover Page

      4. Please limit the outside front cover page of the prospectus to one page. See Item 501(a) of Regulation S-B.

RESPONSE

We have noted this comment and limited the outside front cover page of the prospectus to one page.

      5. Please reconcile the disclosure on the cover page that states that the offering price is $0.25 with the disclosure in the "Plan of Distribution" section that states that it is $2.00.

RESPONSE

We have noted this comment and revised the prospectus to reflect the pre-listing offering price to $0.25.

      6. We reissue prior comment number ten from our letter dated October 11, 2006. Please remove the following from the cover page of the prospectus, as pursuant to Item 501 of Regulations S-B: "The offering price may not reflect the price of our shares after the offering".

RESPONSE

The sentence has been removed as pursuant to Item 501 of Regulations S-B.

      7. In the first paragraph on the cover page where you have stated that the "selling stockholders may sell their shares from time to time at the prevailing market price or in negotiated transactions," please add that the shares will be sold at the offering price at the time of effectiveness until you are listed on the OTC Bulletin Board. Also state that you cannot assure that will be listed on the OTC Bulletin Board. We note that in the "Prospectus Summary-The Offering" section on page 5 you have stated: "However, we intend to have our shares trade on the OTC Bulletin Board upon completion of this registration." Please provide the same information in risk factor, "D.3". and wherever else appropriate. We may have further comment.

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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
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RESPONSE

We have noted this comment and revised the prospectus to reflect that stockholders must note that the shares in this offering must be sold at a fixed price of $0.25 until the shares are listed on the OTC Bulletin Board. There can be no assurances that we be listed on the OTC Bulletin Board.

      8. The prospectus cover page should be limited to the disclosure required by Item 501 of Regulation S-B. As applicable, please remove the paragraph beginning "Brokers or dealers effecting..."

RESPONSE

We have noted this comment and revised the prospectus to remove this paragraph.

      9. Your response to comment 11 of our letter dated October 11, 2006 is not consistent with the numerous references in the registration statement to broker-dealers, including the following on page 21 under "Use of Proceeds:" "However, we may engage the services of a dealer/Broker in the near future and to sell larger amounts of shares as part of this offering." Please revise.

            Also, please be advised that if the company enters into an agreement, after effectiveness, to retain a broker-dealer and the broker-dealer is acting as an underwriter then the company needs to file a post-effective amendment to the registration statement identifying the broker-dealer and providing the required information on the plan of distribution. Also, you must file the agreement as an exhibit to the registration statement. Additionally you should be aware that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

            In addition, if you retain the broker-dealer disclosure, please revise the disclosure to indicate in the disclosure that the company will file a post-effective amendment addressing the above information. We may have further comment.

RESPONSE

As the Company has not, nor intends to, engage any broker-dealer, we have revised the prospectus to delete any references to broker-dealers.

Table of Contents, page 4

      10. For each section, please reconcile the listed page numbers with the appropriate pages in the prospectus.

RESPONSE

We have noted this comment and revised the prospectus accordingly.

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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
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Prospectus Summary, page 5

      11.   Please disclose the following:

      o The percentage of ownership in which Teliphone Corp. has in Teliphone Inc.;
      o The percentage ownership in which 3901823 Canada Inc. has in Teliphone Inc.; and
      o The percentage of ownership that United American Corporation had in Teliphone Corp. prior to the spin-off.

RESPONSE

We have noted this comment and revised our disclosure to clarify the ownership positions of our subsidiary and our parent at the time. The following has been added:

            As a result of this letter of Intent, Teliphone Inc. remains a majority-owned subsidiary of our company at 74.8% and 3901823 Canada Inc. owns 25.2%.

            Prior to the distribution, United American Corporation held 76.7% of the common stock of our company.

      12. We note the disclosure in the summary section that Untied American Corporation spun-off its interest in the company to United American's shareholders. Please reconcile this disclosure with the selling shareholder table on page 31 and the "Security Ownership of Certain Beneficial Owners and Management" Section.

RESPONSE

We have noted this comment and revised our disclosure to update the respective sections regarding stockholders. This will be updated in the amended filing.

The offering, page 5

      13. Please disclose the amount of common stock outstanding prior to the offering.

RESPONSE

We have noted this comment and revised our disclosure to update the offering table to disclose the amount of common stock outstanding prior to the offering. The table is found here:

         Issuer:                                       Teliphone Corp.
         Common Stock outstanding prior to offering     35,554,024
         Common Stock  offered by us:                   20,000,000 shares
         Offering Price:                               $      0.25 per share
         Common Stock outstanding after the offering:   53,554,024

Risk Factors, page 9

     14. We reissue in part comment 22 from our previous letter. Please revise the introductory paragraph to disclose that you discussed all of the material risks. In addition, it is necessary to also apply the comment to the following statement in the first paragraph of the "Risk Related to Regulation" section on page 13: "Set forth below are certain material risks related to regulation."

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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
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RESPONSE

We have noted this comment and revised our disclosure to show that we have discussed all material risks related to our business.

      15. Please separate the risk factor subheadings from the risk factor narratives. For example, see risk factors A.1. and B.2.

RESPONSE

We have noted this comment and revised our disclosure to separate the risk factor subheadings from the risk factor narratives.

      16. In the risk factor subheadings, please avoid generic terms such as "negative effect on our business" when describing the risk to the company. Instead, please describe the specific risk to the company. For example, please see risk factor B.11.

RESPONSE

We have noted this comment and revised our disclosure to avoid generic terms when describing the risk to the company.

"A.2. We require additional financing..." page 9

      17. Please clarify the disclosure that you have added to the prospectus in response to comment 30 of our letter dated October 11, 2006. Please be advised that Item 303 of Regulation S-B requires that you describe your plan of operation for the next twelve months, including a discussion of how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months. It is not clear whether or not the first sentence of your response, which sentence begins "Based on our current operating plan...," is contradicted by the disclosure which follows it. Please clarify.

RESPONSE

We have noted this comment and have revised our disclosure to include a 12 month projected cash flow plan in our Plan of Operations, which demonstrates our cash needs over the next 12 months. This can be found in the updated plan of operations. As a result, we have likewise reconciled our Risk Factor A.2.

"B.1. Decreasing Market Prices..." page 9

      18. In this risk factor, please disclose the basis for your assertion. If applicable, support your statements by supplementally providing us with copies of, or excerpts from, reports or publications which you reference. If you do not have appropriate independent support for a statement, please revise language to make clear that this is the belief of the registrant based on its experience in the industry, if true.

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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
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RESPONSE

We have revised the language to make clear that this is the belief of the registrant based on its experience in the industry.

"B.5. Flaws in our technology and systems could cause delays..." page 10

      19. We reissue comment 35 of our letter dated October 11, 2006, which comment stated: "We note the disclosure to `our technology' and `our network'. Please revise to explain the company's ownership interests in such properties." Ensure that you clarify for the ordinary reasonable investor what aspect of your services others are not entitled to take advantage of because of your proprietary rights and that you describe the right connected with that aspect of your service.

RESPONSE

We have noted this comment and have revised our disclosure to explain our ownership interest and protected rights.

"B.8. As a result of being a public company..." page 12

      20. We reissue comment 46 of our letter dated October 11, 2006. It appears that this risk factor could apply to any issuer. Please revise or explain how the risk factor specifically applies to your company. In addition, we note your response comment 46 and note that risk factor D.5. has not been removed as indicated in your response. Please advise or revise.

RESPONSE

We have revised our disclosure to remove both risk factor D.5. and risk factor
B.8. as we concede that this risk factor could apply to any issuer.

"B.9. Because much of our potential success and value lies..." page 12

      21. We reissue comment 37 of our letter dated October 11, 2006. Although your supplemental response has recited revised disclosure, the text of the prospectus continues to reference pending patent applications. Please explain the pending applications and identify the owner of each of the patent applications which you reference. Also, state the application number for each.

RESPONSE

We have noted the comment and reiterate that the company does not hold any patents or pending patent applications. The extraneous references to such non-existent patents or applications have been removed.

"C.5. The Level of Competition is Increasing..." page 15

      22. Please revise your cite to the report or publication which was the source of the number of your competitors. The cite is incomplete. In addition, supplementally provide us with copies of, or excerpts from the report or publication which you referenced.

RESPONSE

We have noted the comment and have updated the disclosure in the amended filing to properly site the excerpt, and to also indicate where the registrant's experience in the industry has permitted the extrapolation and prediction of specific market conditions that result in highlighting the importance of this risk factor.

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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
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"C.6. We are exposed to Potential Liability Claims..." page 16

      23. State in the heading to this risk factor, if true, that you will not obtain product liability insurance and that you have not yet obtained professional liability insurance. In the body of the risk factor, clarify the differences between the coverage of product liability insurance and professional liability insurance. Also, with regard to professional liability insurance, describe in detail what is included under the "penalties awarded to the plaintiff" which you have referenced.

RESPONSE

We have noted the comment and have updated the disclosure in the amended filing to properly indicate that we do not currently hold professional liability insurance and that we intend to purchase adequate professional liability insurance coverage utilizing part of proceeds of this offering. We have likewise updated the disclosure to more clearly describe what is included under the "penalties awarded to the plaintiff" which we have referenced.

"D.1. Future Sales of Common Stock Could Depress the Price..." page 17

      24. We reissue prior comments 44 and 121 of our letter dated October 11, 2006. Please disclose how many of the 33,554,014 shares are owned by persons who are affiliates. Also describe those shares which would be subject to the Division's interpretive letter to Ken Worm dated January 21, 2000. Please ensure that you revise the disclosure in "Market for Common Equity and Related Stockholder Matters" to conform to any changes you make in this risk factor.

RESPONSE

We have noted the comment and revised the disclosure to reflect the requested information.

"D.3. There is no public (trading) market for our common stock..." page 17

      25. In this risk factor, please state that the shares in this offering must be sold at a fixed price until the shares are listed on the OTC Bulletin Board.

RESPONSE

We have noted the comment and have revised the disclosure to properly indicate that the shares in this offering must be sold at a fixed price until the shares are listed on the OTC Bulletin Board.

Use of Proceeds, page 20

      26.   Disclose how long you will wait to use the proceeds and why.

RESPONSE

We have noted the comment and have revised the disclosure to properly indicate we will utilize the proceeds of this offering within 30 days of receipt of funds as they become available, as per our Plan of Operations.

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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
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      27.   We reissue in part comment 50 of our letter dated October 11, 2006:

            "Please revise this section to clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated uses. The disclosure should specifically state that the use of proceeds will not vary except in the circumstances you reference. It should also state how the use of proceeds would be different. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance"

RESPONSE

We have revised our disclosure to include that there are no contingencies in which an alternative use of proceeds would be considered.

      28. Please disclose whether you have any understandings or preliminary agreements with any broker-dealers to sell the company's securities.

RESPONSE

We have noted the comment and have revised the entire prospectus to clearly indicate that we do not have any preliminary or final agreements with broker-dealers to sell the company's securities. As a result, we have removed the row entitled "Commissions" in our "Use of Proceeds" table.

      29. In the narrative, please describe in detail "Customer Acquisition" and "Inventory Financing." Please detail how the proceeds will be used for these purposes.

RESPONSE

We have noted the comment and have revised the disclosure in order describe in further detail these expenditure categories.

      30. We note that the company has allocated $652,918 towards working capital. Please describe how these proceeds will be used or discuss the principal reasons for the offering. See Item 504 of Regulation S-B.

RESPONSE

We have noted the comment and have revised the disclosure in order describe in further detail regarding how the proceeds listed as "Working Capital" will be used. We have added the following in the disclosure:

Working Capital allocations set forth in the use of proceeds table above describe funds that will be utilized for such items as payroll fees and professional fees associated with SEC reporting requirements and financial and legal compliance.

      31. We note that a large amount of the proceeds will discharge debt. Please include the interest rate and maturity of the debt and describe the use of proceeds of that debt. See Instruction 1 to item 504 of Regulation S-B.
                                                                               9
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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

RESPONSE

We have noted the comment and have revised the disclosure in order to fully disclose the interest rate and maturity of the debt, along with the description of the use of proceeds of that debt. We have further detailed our disclosure with the following information:

The Company has approximately $115,232 of non-interest bearing advances from its former parent company, United American Corporation. These advances were provided for cash flow purposes and working capital expenditures (payroll and professional fees) for the company to sustain its operations. These amounts must be repaid by The Company from proceeds of this offering.

The Company will also re-pay various amounts from related parties whom are either officers, shareholders or entities under control by an officer or shareholder. The proceeds of the original debt were utilized for cash flow and working capital purposes for the company to sustain its operations. These amounts bear interest at rates ranging between 5% and 7% per annum as follows:

     o As of December 31, 2006, the Company has $78,826 outstanding with an officer and a company controlled by the same officer, with interest expense of $5,375 as of December 31, 2006.

     o As of December 31, 2006, the Company has $66,758 outstanding with shareholders. There is no accrued interest for these amounts, and interest expense for the three months ended December 31, 2006 was approximately $388.

The total amount to be paid due to these liabilities is $266,579.

On August 1, 2006, the Company converted $421,080 of the $721,080 of its loans with United American Corporation, a related party through common ownership, into common shares of the Company's common stock. The $300,000 remaining on the loan has become interest bearing at 12% per annum on August 1, 2006, payable monthly with a maturity date of August 1, 2009. In the event that the Company raises at least $1,000,000 in this offering, we will re-pay this amount in total.

     32. Please reconcile the fees associated with this offering to disclosure elsewhere in the registration statement including "Other expenses of Issuance and Distribution" in Part II of the registration statement.

RESPONSE

We have noted the comment and have revised the disclosure to reconcile the fees associated with this offering and "Other expenses of Issuance and Distribution". These fees are equivalent to and estimated $49,432.

     33. We reissue prior comment 58 of our letter dated October 11, 2006:
         "Ensure that you disclose the principal terms of all material agreements in the business section. Also file each agreement as an exhibit."

RESPONSE

 We have noted the comment and revised the disclosure to ensure that all agreements have been filed as an exhibit. We note the addition of exhibit 10.12 "Co-Location and Bandwidth Services Agreement, Peer 1 Network".

     34. We note that some of the disclosure on page 25 duplicates the disclosure in the plan of distribution section. Please revise to remove duplicative disclosure.

RESPONSE

We have noted the comment and have revised the disclosure to delete this duplicative disclosure.

                                                                              10
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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
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Compliance With Section 16(a) of the Exchange Act, page 28

     35. Please ensure that you comply fully with Item 405 of Regulation S-B. It appears that you have not provided all of the information the item requires. Also, we note the statement that "[a] copy of the code is incorporated by reference to this prospectus." Please note that you cannot incorporate by reference on Form SB-2. Please revise.

RESPONSE

We have noted the comment and have revised

Security Ownership of Certain Beneficial Owners and Management, page 29

     36. Please disclose the principal shareholders after the spin-off.

RESPONSE

We have noted your comment and have updated our disclosure to show the principal shareholders of the Company after the spin-off. The following disclosure has been amended in the amended filing:

                                                   Shares
                                                   Beneficially     Percent
Name                           Title of Class      Owned (1)        Class(1)
----------------------------------------------------------------------------
rge Metrakos (2)                  Common           1,038,798        3.10%
Officers and Directors
As a Group (1 Person)             Common           1,038,798        3.10%

3874958 Canada Inc. (3)           Common          13,520,451       40.29%
Beverly Hills Trading Corp (4)    Common           2,000,000        5.96%
Officers, Directors and
Certain Beneficial Owners
As a group (3 persons)            Common          16,559,249       49.35%

(1) Applicable percentage of ownership is based on 33,554,024 shares of fully diluted common stock effective February 19, 2007, Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that are currently exercisable or exercisable within sixty days of September 30, 2006 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) George Metrakos controls 1,038,798 shares of his stock through Metratech Business Solutions Inc. of which he is the beneficial owner. 961,528 shares were received from the merger and re-organization of Teliphone Inc. and OSK Capital II Corp. in April 2005 and the balance from his holdings of Untied American Corporation prior to United American Corporation's spin-off of The Company in October, 2006.

(3) 3874958 Canada Inc. is owned by "Fiducie Familiale MAA" (MAA Family Trust), controlled by Benoit Laliberte.

(4) The 2,000,000 shares held by Beverly Hills Trading Corp. is jointly controlled by Francis Maillot and Robert Cajolet, both former Officers of the Company who have resigned from office April 22, 2005 and November 28th, 2006 respectively.

                                                                              11
--------------------------------------------------------------------------------
                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

Selling Shareholders, page 30

     37. Please revise the selling shareholder section in light of comments one and two above.

RESPONSE

We have revised the selling shareholder section in response to comments elsewhere in this correspondence but refer to our response to comments one and two that no adjustment is required. The selling shareholder list is as follows:

                                                                         # Of
                                                                         shares      Percentage
                                       # Of shares     Percentage of      After     of Ownership
                                          Before      Ownership before  Sales of       after
                                     Sales of shares  Sales of shares    shares    Sales of shares
                                      Registered by    Registered      Registered    Registered
    Name                                 Company       by Company      by Company    by Company        Name of Natural Person
----------------------------------------------------------------------------------------------------------------------------------
3874958 Canada Inc.                     13,520,451        40.338%       13,185,271    39.338%            Benoit Laliberte
Ameritrade, Inc.                         2,054,260         6.129%           0          0.000%          Clearing house/Broker
Beverly Hills Trading Corp               2,000,000         5.967%        1,664,820     4.967%      Francis Maillot, Robert Cajolet
National Investor Services Corp.         1,467,195         4.377%           0          0.000%          Clearing house/Broker
Lambert, Jean-Guy                        1,313,520         3.919%           0          0.000%             Jean-Guy Lambert
Mesirow Financial, Inc.                  1,236,156         3.688%           0          0.000%          Clearing house/Broker
NBCN Inc.                                1,194,378         3.563%           0          0.000%          Clearing house/Broker
CIBC World Markets, Inc.                 1,022,198         3.050%           0          0.000%          Clearing house/Broker
Charles Schwab & Co., Inc.                 878,905         2.622%           0          0.000%          Clearing house/Broker
TD Waterhouse Canada, Inc.                 619,761         1.849%           0          0.000%          Clearing house/Broker
Kramer, Frank L.                           600,000         1.790%           0          0.000%             Kramer, Frank L.
Salerno, Deborah                           550,000         1.641%           0          0.000%             Salerno, Deborah
E*Trade                                    409,889         1.223%           0          0.000%          Clearing house/Broker
Penson Financial Services, Inc.            408,504         1.219%           0          0.000%          Clearing house/Broker
Strathmere & Associates                    371,938         1.110%           0          0.000%           Lawry Trevor-Deutsch
Business Development Consultants           301,000         0.898%           0          0.000%              Jeremy Krausse
ASR Invest Ltd                             284,000         0.847%           0          0.000%             Francis Maillot
Warburg Capital Holding Ltd.               249,000         0.743%           0          0.000%             Francis Maillot
KVZ Clips Corp                             240,000         0.716%           0          0.000%             Francis Maillot
Breitling Sky Ltd.                         225,000         0.671%           0          0.000%          Clearing house/Broker
Von Alven Corp.                            225,000         0.671%           0          0.000%             Francis Maillot
First Clearing, LLC                        210,876         0.629%           0          0.000%          Clearing house/Broker
Pershing LLC                               209,053         0.624%           0          0.000%          Clearing house/Broker
Enoch, Steve M.                            169,972         0.507%           0          0.000%             Enoch, Steve M.
Scottrade, Inc.                            167,966         0.501%           0          0.000%          Clearing house/Broker
Cajolet, Robert                            154,520         0.461%           0          0.000%             Cajolet, Robert
Optionsxpress, Inc.                        134,690         0.402%           0          0.000%          Clearing house/Broker
Cote, Marcel                               133,013         0.397%           0          0.000%               Cote, Marcel
Penson Financial Services                  131,453         0.392%           0          0.000%          Clearing house/Broker
National Financial Services LLC            131,177         0.391%           0          0.000%          Clearing house/Broker
Valeurs Mobileres Desjardins               102,344         0.305%           0          0.000%          Clearing house/Broker
Gold, Ronald                               101,969         0.304%           0          0.000%               Gold, Ronald
Podar Infotech Ltd.                        100,000         0.298%           0          0.000%               Rajiv Podar
Gestion CD Lam Inc.                         95,000         0.283%           0          0.000%             Jean-Guy Lambert
Brown Brothers Harriman & Company           93,845         0.280%           0          0.000%          Clearing house/Broker
Scott & Stringfellow, Inc.                  69,534         0.207%           0          0.000%          Clearing house/Broker
Gold, Lessie                                68,686         0.205%           0          0.000%               Gold, Lessie
Kappler, Joseph M. for Kaferon Trust        68,676         0.205%           0          0.000%             Joseph M Kappler
Canaccord Capital Corporation               65,671         0.196%           0          0.000%          Clearing house/Broker
Janney Montgomery Scott LLC                 62,890         0.188%           0          0.000%          Clearing house/Broker
Merrill Lynch, Pierce Fenner & Smith        62,597         0.187%           0          0.000%          Clearing house/Broker
RBC Dominion Securities, Inc.               55,471         0.165%           0          0.000%          Clearing house/Broker
----------------------------------------------------------------------------------------------------------------------------------

                                                                              12
--------------------------------------------------------------------------------
                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

                                                                         # Of
                                                                         shares      Percentage
                                       # Of shares     Percentage of      After     of Ownership
                                          Before      Ownership before  Sales of       after
                                     Sales of shares  Sales of shares    shares    Sales of shares
                                      Registered by    Registered      Registered    Registered
    Name                                 Company       by Company      by Company    by Company        Name of Natural Person
----------------------------------------------------------------------------------------------------------------------------------
St. Julien, Richard                         51,507         0.154%           0          0.000%           St. Julien, Richard
Sauve, Lynn                                 51,000         0.152%           0          0.000%               Sauve, Lynn
Xipe Holding Corp                           50,000         0.149%           0          0.000%              Robert Cajolet
Linsco/Private Ledger Corp.                 47,386         0.141%           0          0.000%          Clearing house/Broker
Dundee Securities Corporation               46,871         0.140%           0          0.000%          Clearing house/Broker
Citigroup Global Markets, Inc.              40,691         0.121%           0          0.000%          Clearing house/Broker
Bryn, Mark J.                               38,630         0.115%           0          0.000%              Bryn, Mark J.
BMO Nesbitt Burns, Inc.                     34,364         0.103%           0          0.000%          Clearing house/Broker
Hudson, Sara                                34,338         0.102%           0          0.000%               Hudson, Sara
Bronfmann Equities Corp                     33,000         0.098%           0          0.000%          Clearing house/Broker
Ashland Capital Advisors                    32,965         0.098%           0          0.000%          Clearing house/Broker
Goldman Sachs Execution & Clearing          30,904         0.092%           0          0.000%          Clearing house/Broker
Gundyco                                     28,329         0.085%           0          0.000%          Clearing house/Broker
Parker, Mickey J.                           25,754         0.077%           0          0.000%            Parker, Mickey J.
Emas, Joseph                                25,000         0.075%           0          0.000%               Emas, Joseph
Martineau, Robert                           20,000         0.060%           0          0.000%            Martineau, Robert
Phaneuf, Simon                              20,000         0.060%           0          0.000%              Phaneuf, Simon
Puckett, Brian                              18,027         0.054%           0          0.000%              Puckett, Brian
A.G. Edwards & Sons, Inc.                   17,484         0.052%           0          0.000%          Clearing house/Broker
Morgan Stanley DW, Inc.                     16,483         0.049%           0          0.000%          Clearing house/Broker
Citibank, N.A.                              12,877         0.038%           0          0.000%          Clearing house/Broker
Oppenheimer & Co., Inc.                     10,662         0.032%           0          0.000%          Clearing house/Broker
Brazeau, Maxime                             10,000         0.030%           0          0.000%             Brazeau, Maxime
Huon de Kermadec, Ronan                     10,000         0.030%           0          0.000%         Huon de Kermadec, Ronan
Lamarche, Simon                             10,000         0.030%           0          0.000%             Lamarche, Simon
Lawetz, Benjamin                            10,000         0.030%           0          0.000%             Lawetz, Benjamin
Mirotchnick, Brendan                        10,000         0.030%           0          0.000%           Mirotchnick, Brendan
Mourani, Bruno                              10,000         0.030%           0          0.000%              Mourani, Bruno
Mourani, Europe                             10,000         0.030%           0          0.000%             Mourani, Europe
Perron, Suzanne                             10,000         0.030%           0          0.000%             Perron, Suzanne
Ratthe, Benoit                              10,000         0.030%           0          0.000%              Ratthe, Benoit
Xirouhakis, Marika                          10,000         0.030%           0          0.000%            Xirouhakis, Marika
Raymond, James & Associates, Inc.            9,788         0.029%           0          0.000%          Clearing house/Broker
Laurential Bank of Canada                    9,787         0.029%           0          0.000%          Clearing house/Broker
UBS Financial Services, Inc.                 9,273         0.028%           0          0.000%          Clearing house/Broker
Interactive Brokers Retail Equity CL         7,984         0.024%           0          0.000%          Clearing house/Broker
Crowell, Weedon, & Company                   6,868         0.020%           0          0.000%          Clearing house/Broker
Anderson, Lincoln                            6,000         0.018%           0          0.000%            Anderson, Lincoln
Meskunas, John A.                            5,000         0.015%           0          0.000%            Meskunas, John A.
USAA Investment Management Company           4,166         0.012%           0          0.000%          Clearing house/Broker
Paradis, Gaetan                              3,606         0.011%           0          0.000%             Paradis, Gaetan
American Enterprise Investment Serv          3,495         0.010%           0          0.000%          Clearing house/Broker
Loisel, Lila                                 3,451         0.010%           0          0.000%               Loisel, Lila
UBS Securites LLC                            2,903         0.009%           0          0.000%          Clearing house/Broker
Morgan, Keegan & Company, Inc.               2,715         0.008%           0          0.000%          Clearing house/Broker
Alliant Securities, Inc. Turner, Nor         2,576         0.008%           0          0.000%          Clearing house/Broker
Jefferies & Company                          2,576         0.008%           0          0.000%          Clearing house/Broker
Legent Clearing LLC                          2,576         0.008%           0          0.000%          Clearing house/Broker
Theroux, Robert                              2,576         0.008%           0          0.000%             Theroux, Robert
ADP Clearing & Outsourcing Services          2,473         0.007%           0          0.000%          Clearing house/Broker
Joiner, Gary S.                              2,000         0.006%           0          0.000%             Joiner, Gary S.
Terra Nova Trading, LLC                      1,365         0.004%           0          0.000%          Clearing house/Broker
Archambault-Guilbault, Claire                1,288         0.004%           0          0.000%      Archambault-Guilbault, Claire
Littman, Eric P.                             1,031         0.003%           0          0.000%             Littman, Eric P.
Anderson, Heather Z.                         1,000         0.003%           0          0.000%           Anderson, Heather Z.
Bell, Jennifer R.                            1,000         0.003%           0          0.000%            Bell, Jennifer R.
----------------------------------------------------------------------------------------------------------------------------------

                                                                              13
--------------------------------------------------------------------------------
                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

                                                                         # Of
                                                                         shares      Percentage
                                       # Of shares     Percentage of      After     of Ownership
                                          Before      Ownership before  Sales of       after
                                     Sales of shares  Sales of shares    shares    Sales of shares
                                      Registered by    Registered      Registered    Registered
    Name                                 Company       by Company      by Company    by Company        Name of Natural Person
----------------------------------------------------------------------------------------------------------------------------------
Berman, Philip                               1,000         0.003%           0          0.000%              Berman, Philip
Borchard, Kathleen E.                        1,000         0.003%           0          0.000%          Borchard, Kathleen E.
Carlson, Linda M.                            1,000         0.003%           0          0.000%            Carlson, Linda M.
Christopher, Robert Bruce                    1,000         0.003%           0          0.000%        Christopher, Robert Bruce
Gearke, Thomas D.                            1,000         0.003%           0          0.000%            Gearke, Thomas D.
Greenberg, Gary                              1,000         0.003%           0          0.000%             Greenberg, Gary
Groehsl, George                              1,000         0.003%           0          0.000%             Groehsl, George
Hepworth, David                              1,000         0.003%           0          0.000%             Hepworth, David
Kelly, Claudia                               1,000         0.003%           0          0.000%              Kelly, Claudia
Kramer, Elizabeth                            1,000         0.003%           0          0.000%            Kramer, Elizabeth
Krekel, Robert                               1,000         0.003%           0          0.000%              Krekel, Robert
Leach, Alvin D.                              1,000         0.003%           0          0.000%             Leach, Alvin D.
McKinstry, Anne Marie                        1,000         0.003%           0          0.000%          McKinstry, Anne Marie
McKinstry, Raymond F.                        1,000         0.003%           0          0.000%          McKinstry, Raymond F.
Memolo, John J.                              1,000         0.003%           0          0.000%             Memolo, John J.
Rose, Jeffrey S.                             1,000         0.003%           0          0.000%             Rose, Jeffrey S.
Rueschhoff, Bernard                          1,000         0.003%           0          0.000%           Rueschhoff, Bernard
Rueschhoff, Britta                           1,000         0.003%           0          0.000%            Rueschhoff, Britta
Singh, Rhadica                               1,000         0.003%           0          0.000%              Singh, Rhadica
Slow, Edward                                 1,000         0.003%           0          0.000%               Slow, Edward
Slow, Susan                                  1,000         0.003%           0          0.000%               Slow, Susan
Sullivan, Don                                1,000         0.003%           0          0.000%              Sullivan, Don
Sullivan, Nancy J.                           1,000         0.003%           0          0.000%            Sullivan, Nancy J.
Sweeney, Daniel B.                           1,000         0.003%           0          0.000%            Sweeney, Daniel B.
Welsh, Frederick E. Jr.                      1,000         0.003%           0          0.000%         Welsh, Frederick E. Jr.
Whatley, Kevin                               1,000         0.003%           0          0.000%              Whatley, Kevin
Wong, Richard                                1,000         0.003%           0          0.000%              Wong, Richard
Zane, Holly R.                               1,000         0.003%           0          0.000%              Zane, Holly R.
Crossfield, Sara Johnson                       940         0.003%           0          0.000%         Crossfield, Sara Johnson
Le Groupe Option Retraite Inc.                 927         0.003%           0          0.000%          Clearing house/Broker
Rivard, Caty                                   773         0.002%           0          0.000%               Rivard, Caty
Swiss American Securities, Inc.                773         0.002%           0          0.000%          Clearing house/Broker
Johnson, William Scott & Jamie
Johnson, JT TEN                                722         0.002%           0          0.000%      Johnson, William Scott & Jamie
Downie, Thomas A.                              516         0.002%           0          0.000%            Downie, Thomas A.
Dub, Alan                                      516         0.002%           0          0.000%                Dub, Alan
Favron, Mme Ginette                            516         0.002%           0          0.000%           Favron, Mme Ginette
Gauthier, Mathieu                              516         0.002%           0          0.000%            Gauthier, Mathieu
Nelson, Garry                                  516         0.002%           0          0.000%              Nelson, Garry
Stephens, Inc.                                 516         0.002%           0          0.000%          Clearing house/Broker
U.S. Bank N.A.                                 516         0.002%           0          0.000%          Clearing house/Broker
Alvarez, Amado Alan                            515         0.002%           0          0.000%           Alvarez, Amado Alan
Scotia Capital Inc.                            155         0.000%           0          0.000%          Clearing house/Broker
Langston, Donnie R.                            129         0.000%           0          0.000%           Langston, Donnie R.
Bear, Stearns Securities, Corp                  92         0.000%           0          0.000%          Clearing house/Broker
Damia, Robert H.                                82         0.000%           0          0.000%             Damia, Robert H.
Adrea Capital Corp. 2                           52         0.000%           0          0.000%          Clearing house/Broker
Southwest Securities, Inc.                      52         0.000%           0          0.000%          Clearing house/Broker
Hill, Thompson, Magid & Company, Inc.           19         0.000%           0          0.000%          Clearing house/Broker
Sterne, Agee & Leach, Inc.                       1         0.000%           0          0.000%          Clearing house/Broker
                                      ------------------------------------------------------

     38. We note the statement that, "Selling Shareholders named in this prospectus are offering all of the 3,610,000 shares of common stock offered through this prospectus. These shares were acquired from us in a private placement that was exempt from registration under Regulation D of the Securities Act of 1933." Please revise these statements in light of the amount being offered for resale.

                                                                              14
--------------------------------------------------------------------------------
                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

RESPONSE

We have noted the comment and have revised the disclosure to delete this statement.

     39. Please revise the table to clearly state for each holder, the amount being offered and the amount owned after the offering. We may have further comment.

RESPONSE

We have noted the comment and have revised the table accordingly.

     40. For holders that are not natural persons, please revise to identify the natural person that would be attributed ownership of such securities.

RESPONSE

We have noted the comment and have revised the table accordingly.

Certain Relationships and Related Transactions, page 34.

     41. Please discuss whether any of the company's shares have been offered to executive officers or directors during the last two years. See Item 404 of Regulation S-B. Also disclose all transactions with principal shareholders as required by Item 404. In addition, please remove duplicative disclosure such as the same section disclosure on page 48.

RESPONSE

We have noted the comment and have revised the disclosure to include related transactions and delete the duplicative disclosure.

Interest of Named Experts and Counsel, page 34.

     42. Please describe the value of the 25,000 shares of common stock received by Joseph I. Emas. Also disclose whether the resale of such shares is being registered on this registration statement.

RESPONSE

We have noted the comment and have revised the disclosure to reflect the value of the shares and that such shares are being registered for resale.

Changes in and Disagreements with Accountants, page 34.

     43. We note your disclosure that you have not had a change in accountants during the two recent fiscal years. Tell us how this statement is consistent with your February 2006 change in accountants as disclosed on Form 8-k file April 7, 2006. Please advise or revise.

RESPONSE

We have noted the comment and have revised the disclosure to reflect the change in accountants.

                                                                              15
--------------------------------------------------------------------------------
                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

Description of Business, page 35

Corporate Structure

     44. Please disclose whether Beverly Hills Trading Corp. is a registered broker-dealer, and if not, please explain why. Also disclose the value of the shares received by Francis Maillot and/or Beverly Hills Trading Corp.

RESPONSE

We have noted the comment and have revised the disclosure to reflect that Beverly Hills Trading Corp. is not a registered broker-dealer and the shares were issued based on the total shares issued to consummate the transaction.

     45. We reissue comment 95 from our previous letter. Please explain the spin-off in more detail, including the purpose of the spin-off and when the company determined to enter into the spin-off. Please explain whether the spin-off was a consideration when entering into the merger with Teliphone Inc. Also describe in detail the "long term strategy" of the company in regards to the spin-off.

RESPONSE

In response to this comment, the Company discloses on the supplemental basis that the management of United American Corporation discussed spinning-off the Company in March 2005. Subsequently in April 2005, Teliphone, Inc. entered into a merger with OSK II Acquisition Corp., a Florida corporation and wholly-owned subsidiary of OSK Capital II, Corp. As a result of the merger, Teliphone, Inc. became a wholly-owned subsidiary of OSK Capital II, Corp. and OSK Capital II, Corp. became a majority-owned subsidiary of United American Corporation. OSK Capital II, Corp. then changed its name to Teliphone, Corp. In September 2006, the board of directors of United American Corporation approved the spin-off and the proposed transaction was presented to the shareholders of United American Corp. A preliminary proxy statement on Schedule 14A was filed by United American Corporation on September 13, 2006 and following a review by the Commission the definitive proxy statement was filed on October 10, 2006. The board of directors of United American Corporation determined that the divergent market segments served by United American Corporation and Teliphone Corp. make it untenable for the companies to operate effectively and efficiently in the current business environment with a single management team. The board of directors determined that both companies will be able to more effectively reach their target markets and maximize shareholder value by pursuing their diverse goals separately, rather than jointly. The board of directors of United American Corporation therefore concluded that it would be in the best interest of the stockholders of United American Corporation to spin-off Teliphone promptly, thus allowing separate management teams to guide each company towards its own strategic goals. The long term strategy of the Company is to grow its business as a telecommunications company providing broadband telephone services utilizing our innovative Voice over Internet Protocol, or VoIP, technology platform, to offer feature-rich, low-cost communications services to retail customers. United American Corporation offers wholesale telecommunications services to large international telecommunications customers.

Wholesale Sales, page 36.

                                                                              16
--------------------------------------------------------------------------------
                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

     46. Please discuss in greater detail the principal terms of the agreements between the company and 9151-4877 Quebec Inc. and Podar Infotech LLC.

RESPONSE

We have noted this comment and have further detailed within our amended disclosure the principal terms of the agreements between these companies. The amended disclosure is as follows:

In the Province of Quebec, we have an agreement with 9151-4877 Quebec Inc. "Dialek" who is a wholesaler of our products and services. The nature of the agreement is such that Dialek purchases our products and services at volume quantities and re-sells them to their own end-user customers. Dialek maintains customer services and accounting directly with their clients. This agreement was for a term of one year from signing and is now being renewed on a monthly basis for one month increments. Internationally, we have an agreement with Podar Infotech LLC "Podar"of India, our principal wholesale partner in Asia and the Middle East. Podar sells to re-sellers and end-users the Company's products and services exclusively in India, China, Russia, Sri Lanka and the United Arab Emirates. The term of this agreement is five (5) years subject to early termination with 60 days notice following any default under the agreement. In this agreement, Podar acts as the sales agent, however Teliphone invoices the clients in India directly.

teliPhone Mobile VoIP and Single Point of Contact services (MobilNation), page
37

     47. We reissue prior comment number 104 to explain, or cross-reference an explanation of, the company's Retail Sales Points.

RESPONSE

We have noted your comment and have updated the disclosure to amend this section regarding Retail Sales. The following amended disclosure is found here:

The MobilNation services are currently in the final stages of development. They will be marketed primarily over the Internet and will be introduced in 2007Q1 to The Company's Retail sales channel as well. As described above, the Company does not own or rent any retail space for the purpose of distribution, rather, it relies on its re-seller partners to display and promote the Company's products and services within their existing retail stores.

General

     48. We reissue prior comment number 109 from our letter dated October 11, 2006. The comment appears under the "Advertising and Marketing" section of the letter. However, you have apparently removed that section of the prospectus. Ensure that disclosure about each of the contracts referenced in the comment remains, even if the contract has been terminated. In addition, ensure that each contract is filed as an exhibit, even if the contract has been terminated.

RESPONSE

We have noted your comment and repeat comment 109 from your letter dated October 11, 2006 here:

     "Ensure that you describe the principal terms of all material agreements you have referenced in this section. File each as an exhibit, including, but not limited to, the October 12, 2004 agreement with XO Communications Inc"

                                                                              17
--------------------------------------------------------------------------------
                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

The original reference to the agreement with XO communications Inc. was in error. This agreement was an agreement between our former parent company, United American Corporation, and not with the Company. This agreement therefore has no relationship to the Company and therefore we will not reference it nor file it. The agreement has been filed as an exhibit by United American Corporation, which can be found here:
http://www.sec.gov/Archives/edgar/data/1096688/000111776805000101/ex10_7.htm.

     49. We reissue prior comment under 110 from our letter dated October 11, 2006. The comment appears under the "Intellectual Property" section of the letter. However, you have apparently removed that section of the prospectus. Please ensure that the disclosure from that section is in the prospectus and that you have complied with the comment.

RESPONSE

We have noted your comment and repeat comment 110 from your letter dated October 11, 2006 here:

     "Describe the intellectual property which you referenced and your ownership interests."

The original reference to intellectual property in this section comes from the following sentence paragraph:

The VoIP network is utilized with intellectual property to transmit the call from its origination point to our servers. The ability to minimize the use of established telecommunication lines reduces the cost of transmitting telephone calls. As a result, our ability to strategically establish computer servers in specified geographical areas will maximum the cost-savings benefit to those that utilize our service.

The company recognizes, as noted by the commission in comment 90 from your letter dated October 11, 2006, that in the first filing of the SB-2, the "plain English" directive for the Form was not as clearly respected as it should have been. As a result, the Company will add the following paragraph in the amended SB-2 to more clearly describe what the original intention of this paragraph was, along with a description of the intellectual property and our ownership interests. The following paragraph has been added:

Our Company has invested in the research and development of our VoIP telecommunications technology which permits the control, forwarding, storing and billing of phone calls made or received by our customers. This research and development has produced a specific configuration of telecommunications hardware and custom-built software that is unique to our company. All of these Research and Development costs have been paid for by the Company, through salaries and consulting fees, and there exists no claims against this technology since we have met all of the required criteria for software licensing and approved use of any hardware from its suppliers. The Company is the full owner of the technology that it utilizes. We refer to this technology as our intellectual property, even though the technology itself cannot be patented. The procedures, configurations, software programming and system settings that we utilize all make up the collection of our intellectual property.

     50. We reissue prior comment under 114 from our letter dated October 11, 2006. The comment appears under the "Retail Outlets" section of the letter. However, you have apparently removed that section of the prospectus. Please ensure that the disclosure from that section is in the prospectus and that you have complied with the comment.

                                                                              18
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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

RESPONSE

We have noted your comment and repeat comment 114 from your letter dated October 11, 2006 here:

     "Please describe the company's relationship to the retail outlets."

The original reference to Retail Outlets in this section comes from the following sentence paragraph:

Retail outlets include cellular phone and computer related stores. Teliphone focuses on smaller outlets and chains due to their attention to the customer, as well as the individual focus of in-store service activation. As a model, Teliphone has successfully built a retail sales channel in Montreal comprised of over 60 store fronts and independent re-sellers.

We had responded to this comment on our comment response letter dated December 13, 2006 with the following, which has been filed in the amended prospectus:

We distribute our products and services through our retail partners' stores. Our retail partners have existing public retail outlets where they typically sell telecommunications or computer related products and services such as other telecommunications services (cellular phones) or computer hardware and software.

The Company does not own or rent any retail space for the purpose of distribution, rather, it relies on its re-seller partners to display and promote the Company's products and services within their existing retail stores. Our agreement with BR Communications Inc. has permitted us to establish our retail sales channel.

We have updated the disclosure in the amended prospectus to include the following:

Our relationship to the retail outlets is on of a supplier. We supply the hardware to the retail outlet owners, who have a re-seller agreement with our distributor, BR Communications Inc. We ship these products direct to the stores based on their requirements. All shipments are Cash On Delivery payment terms.

     51. Please discuss the principal terms of the agreement between the company and Iphonia Inc. that is filed as Exhibit 10.4.

RESPONSE

We have noted your comment and have added the following disclosure to the amended SB-2 in the Notes to the financial statements, as well as in the "History of Key Agreements" section within the Description of Business section:

On December 7, 2005, the Company entered into, in conjunction with United American Corporation, a related party, a Customer and Asset Acquisition and Software Licensing Agreement with Iphonia, Inc., a Quebec corporation. However, on July 6th, 2006, the agreement with iPhonia Inc. was terminated by both parties. The original agreement was to set forth the rights and obligations pertaining to the transfer of Iphonia's clients and services to Teliphone Inc., the Company's subsidiary, along with the sale of various telecommunications and equipment. The term of the agreement was to be 24 months.

     52. Please discuss the principal terms of the agreement between the company and Northern Communications Services Inc. that is filed as Exhibit 10.5.

                                                                              19
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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

RESPONSE

We have noted your comment and have added the following disclosure to the amended SB-2 in the "History of Key Agreements" section within the Description of Business section:

On June 1, 2005, the Company, through its subsidiary Teliphone Inc., signed an Agreement with Northern Communication Services Inc. ("Northern") such that Northern would supply the company with Emergency 9-1-1 caller address verification and call transfer services to the necessary Municipal Emergency Services Department associated with the caller's location. This service is required for Teliphone Inc.'s customers located in North America. The term of the agreement is for 3 years, renewable automatically for an additional 3 years with a termination clause of 90 days written notice.

Management's Discussion and Analysis, page 43

General

     53. We reissue comment 115 from our previous letter. We believe your MD&A section could benefit from expanded "Overview" sections that offer investors an introductory understanding of Teliphone Corp. and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company's primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: http://www.sec.gov/rules/interp/33-8350.htm. See also, Item 303 of Regulation S-K.

RESPONSE

We have noted your comment and have updated our disclosure in the amended SB-2/A in order to include the following expanded overview:

We were incorporated in Nevada under the name "OSK CAPITAL II CORP" in 1999. In April of 2005, we effectuated a merger and re-organization with Teliphone Inc., a Canadian Internet Telecommunications (VoIP or "Voice-Over-Internet-Protocol") Company. Teliphone Inc. is now a majority-owned subsidiary of our company and as such, our revenues are derived primarily from the sale of telecommunications services to retail clients.

The following trends have lead Management to believe that an enormous window of opportunity exists to enter the Retail Telecommunications Market:

     o Broadband Internet (also know as "High Speed Internet") has become more prevalent worldwide and therefore the number of people looking to use Internet-based telecommunications services is increasing.
     o In today's technology-driven society, consumers are constantly looking for innovative ways to reduce the costs for their telecommunications needs without sacrificing ease-of-use and convenience
     o The Internet has become the defacto standard for use by consumers to seek information, and as a result, the quantity of internet web site viewing has increased, producing opportunities for generating advertising revenues from the usage by consumers of a website.

The development of our Teliphone VoIP service permits us to sell telecommunications services to consumers who have a broadband internet connection. The service's innovative calling features permit these consumers to benefit from our value-added services such as enhanced voice-mail and international call forwarding services while reducing the cost of their telecommunications services compared with traditional residential and mobile phone charges.

                                                                              20
--------------------------------------------------------------------------------
                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

The development of our callona.com website seeks to attract consumers on the internet who will look to utilize our web-based communications services, which will permit us to generate advertising and promotional revenues from other companies looking to advertise and promote their products to our callona.com users.

Since we launched our Teliphone services, we incurred costs principally related to the development of our proprietary software, acquisition of telecommunications and computer hardware and the rental fees associated with having voice channels that were part of the public switched telephone network
(PSTN), which permits our customers to make phone calls from their Teliphone device direct to any other phone number, be it a cellular-mobile phone or traditional wireline phone anywhere in the world. We have not yet officially launched our callona.com service, which has been in a prototype stage since the end of 2006. Since inception, we have invested approximately 1.5M$ to build our technology and market our products.

We initially marketed our Teliphone services at one re-seller's retail store in downtown Montreal, which has now expanded to sales points across the Central Canadian provinces of Ontario and Quebec, along with regions in India. We utilize our website, www.teliphone.us to sell to consumers in the USA.

     54. Please revise to ensure all figures presented in MD&A agree with those presented in your financial statements. For example, (i) you disclose here that $424,831 of debt was converted to equity yet your financial statements present this amount as $421,080 and (ii) you disclose costs of sales were $545,712 for the year ended September 30, 2006 yet your financial statements present this amount as $454,712.

RESPONSE

We have revised our disclosure to ensure that figures presented in the MD&A agree with those presented in the financial statements in the amended filing.

Results of Operations, page 43.

     55. Please revise your disclosure for each period to describe and quantify underlying material activities that generate income statement variances between periods for each financial statement line item. Your revised disclosures should provide information that would assist an investor in making a well informed investment decision. For example, quantify, to the extent practicable, the amount of sales and cost of sales attributable to hardware versus services and describe the factors that contributed to (i) the increase in gross margin (e.g. margin on hardware versus service revenue), (ii) the decrease in selling and promotion expenses (iii) the increase in professional and consulting fees and (iv) the increase in other general and administrative expenses.

RESPONSE

We have revised our disclosure to describe and quantify underlying material activities that generate income statement variances.

Liquidity and Capital Resources, page 45

     56. We note you disclose the estimated proceeds of the offering to be approximately $4,750,000. Please reconcile this amount with the amount presented in your use of proceeds table on page 20.

                                                                              21
--------------------------------------------------------------------------------
                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

RESPONSE

We note the comment and have amended our disclosure to include the following reconciliation of the amounts found in this section with the use of proceeds table:

The Company has undertaken a private placement of 20,000,000 of its shares of common stock at $0.25 per share. The Company anticipates proceeds of this offering to be approximately $450,568 should the minimum be raised to as high as $4,950,568 should the maximum be raised, after the payment of closing costs of approximately $49,432.

     57. In the last paragraph of this section, and as applicable throughout the prospectus, please expand the following statement to include your previous disclosure that your auditors have raised substantial doubt as to your ability to continue as a going concern: "The accompanying financial statements have been prepared assuming the Company will continue as a going concern."

RESPONSE

We note the comment and have amended our disclosure to update this section to read the following:

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses from operations and at September 30, 2006 and 2005 had working capital deficits as noted above. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company has been searching for new distribution channels to wholesale their services to provide additional revenues to support their operations. In addition, the Company entered into a letter of intent with Intelco Communications that can save them operating costs in addition to providing support services. The Company successfully reduced approximately $400,000 of related party debt as this was converted into additional shares of the Company's stock in August 2006. There is no guarantee that the Company will be able to raise additional capital or generate the increase in revenues to sustain its operations, thus the company is submitting this registration statement on Form SB-2 to raise additional capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period.

Description of Property, page 48

     58. Please describe in detail in the business section, the principal terms of the agreement(s) between the company, 3908912 and Intelco regarding working capital requirements. Also ensure that all related agreements are filed as exhibits and include in the business a discussion of the joint venture arrangements between Teliphone Inc. and Intelco Communication Inc. Please include any required disclosure in the related transactions section.

RESPONSE

We note the comment and have updated the disclosure in the amended SB-2/A filing to include the following disclosure in the "History of Key Agreements" section within the "Description of Business" section:

Teliphone Inc., a majority-owned subsidiary of the Company, 3901823 Canada Inc., the holding company of Intelco Communications ("3901823"), and Intelco Communications ("Intelco") entered into an agreement on July 14, 2006. Pursuant to the terms of the Agreement, Teliphone Inc. agreed to issue 35 class A voting shares of its common stock representing 25.2% of Teliphone Inc.'s issued shares to 3901823 in exchange for office rent, use of Intelco's data center for Teliphone Inc.'s equipment, and use of Intelco's broadband telephony network valued at approximating $144,000 (CDN$) for the period August 1, 2006 through July 31, 2007, a line of credit of $75,000 (CDN$), of which $25,000 (CDN$) was already drawn upon in July 2006 and paid back in December 2006.

                                                                              22
--------------------------------------------------------------------------------
                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

Teliphone Inc. also agreed to make available to the customers of Intelco certain proprietary software for broadband telephony use. In lieu of receiving cash for the licensing of this software, Teliphone Inc. will apply $1 per customer per month at a minimum of $5,000 per month. Following a twelve month period, Intelco will receive additional shares of class A voting common stock of Teliphone Inc. for the difference in the value between $144,000 and the total payments credited back to Teliphone Inc. The maximum amount of additional shares that can be issued to Intelco after the twelve month period is an additional 8.34% of Teliphone Inc.'s issued and outstanding shares. In the event that the total payments credited back to Teliphone Inc. exceeds $144,000, Intelco will not be entitled to the issuance of any additional shares of Teliphone Inc. common stock.

     59. Please discuss the principal terms of the agreement between the Company and Peer 1 Networks and file the agreement as an exhibit.

RESPONSE

We note the comment and have updated the disclosure in the amended SB-2/A filing to include the following disclosure in the "History of Key Agreements" section within the "Description of Business" section and have filed a copy of the agreement as an exhibit:

On December 2, 2005, the Company, through it's subsidiary Teliphone Inc. signed a Co-Location and Bandwidth Services Agreement with Peer 1. The agreement stipulates that the Company houses its telecommunications and computer server hardware within the Peer 1 Montreal Data center, located at 1080 Beaver Hall, suite 1512, Montreal, Quebec, Canada. Likewise, Teliphone Inc. agrees to purchase Peer 1 bandwidth services and internet access across its worldwide network. The term of the contract was for 12 months, renewable for successive 30 day terms.

Market for Common Equity and Related Stockholder Matters, page 48.

     60. We reissue comment 121 from our previous letter. Please disclose the amount of common stock that could be sold pursuant to Rule 144 under the Securities Act as required by Item 201 of Regulation S-B. Please disclose the amount of securities that are subject to the Division's interpretive letter to Ken Worm dated January 21, 2000.

RESPONSE

We note the comment and have updated the disclosure to disclose the amount of common stock that could be sold pursuant to Rule 144 under the Securities Act as required by Item 201 of Regulation S-B.

Executive Compensation, page 49.

     61. Please advise us whether the $52,501 that Mr. Metrakos received in the year 2006 included his salary from both Teliphone Corp. and Teliphone Inc. Revise the disclosure as appropriate.

RESPONSE

We note the comment and have updated the disclosure in the amended filing to read the following:

                                                                              23
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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

George Metrakos is compensated $52,501 annually by the Company's subsidiary Teliphone Inc. He does not currently receive any compensation from the Company. Effective April 28, 2005, he was awarded 961,538 shares of restricted stock of the corporation. These were provided to him from his 3.9% ownership of Teliphone Inc. prior to the combination. These shares are issued to Metratech Business Solutions Inc., a Canadian company wholly owned by George Metrakos. (His additional holdings of 77,260, also issued to Metratech Business Solutions Inc., were provided through his ownership position in United American Corporation, prior to United American Corporation's spin-off of the Company in October, 2006.)

Effective only once the common stock of the Company is trading over the counter, it has been agreed that George Metrakos will receive 75,000 options on a quarterly basis at a value equivalent to the last 22 trading days stock value. This stock option plan has not been formalized or disclosed as of the date of this filing. It is anticipated that George Metrakos' annual base salary will increase to $120,000 per year. This will be as a combination of salaries as President of the subsidiary Teliphone Inc. and as CEO, CFO, Principal Accounting Officer and Director of the Company.

Plan of Distribution, page 49.

     62. Please discuss how the securities will be offered by the officer, e.g., general solicitation, advertisements etc.

RESPONSE

We note the comment and have updated the disclosure to discuss how the securities will be offered by the officer.

     63. We note that the company's president, George Metrakos, will be offering the shares for the issuer and he will be a selling shareholder in this offering. Please provide some guidance as to how Mr. Metrakos will offer the shares for the company and his own shares at the same time. Explain how this complies with 3a4-1, which indicates that the individual may not participate in selling an offering more than once every twelve months. These are considered two separate offerings, the offering on behalf of the company and the offering on his own behalf. Please advise or revise. We may have further comment.

RESPONSE

We note the comment and have revised the disclosure to delete Metratech Business Solutions Inc. (George Metrakos) as a selling shareholder. Metratech Business Solutions Inc.'s holdings have been removed from the Selling Shareholders Table.

     64. We note that selling shareholders will be selling their securities at the same time as the company's primary offering. Please discuss the plan of distribution by the selling shareholders and how this could impact the company's primary offering.

RESPONSE

We note the comment and have revised the disclosure to discuss the plan of distribution by the selling shareholders and how this could impact the company's primary offering.

Financial Statements

Notes to Consolidated Financial Statements

                                                                              24
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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

Note 2- Summary of Significant Accounting Policies (Revenue Recognition), page 9

     65. We reviewed your response to our prior comment 127. Your response did not address our comment, thus the comment will be reissued. Please revise your revenue recognition policy to individually clarify how and when you recognize the activation and disconnect fees (e.g. over term of service contract, upon receipt of fee, etc.) In connection with your response, tell us how your revenue recognition policy complies with the guidance in Question 1 of Section A(3)(f) of SAB 104.

RESPONSE

We note your comment and have updated our disclosure in the amended filing to individually clarify how and when we recognize the activation and disconnection fees along with how our revenue recognition policy complies with the guidance in Question 1 of Section A(3)(f) of SAB 104.

The amended disclosure is as follows:

Prior to September 30, 2006 the Company generally charged a disconnect fee to Retail customers who did not return their customer equipment to the Company upon disconnection of service if the disconnection occurred within the term of the service contract. On October 1, 2006, the Company changed its disconnect policy. Upon cancellation of the service, a disconnect fee is charged only if the customer does not return their equipment to the Company. These fees are included in service revenue as they are considered part of the service component when the service is delivered or performed and are recognized upon receipt of the fee

The Company generates revenue from initial activation fees associated with wholesale service contracts. These fees are included in service revenue as they are considered part of the service component when the service is delivered or performed and are recognized upon receipt of the fee.

     66. We reviewed your response to our prior comment 128. Your response did not address our comment in its entirety, thus the comment will be partially issued. Please revise your revenue recognition policy to clarify when you record commissions paid to wholesalers and distributors.

RESPONSE

We note your comment and have updated our disclosure in the amended filing to clarify when we record commissions paid to wholesalers and distributors.

The amended disclosure is as follows:

Commissions Paid to Retail Distributors

Commissions paid to Retail Distributors are sales and marketing expenses and are recognized during the period where the commissions are paid.

Commissions Paid to Wholesalers

Commissions paid to wholesalers is recognized as a cost of sales due to the Company receiving an identifiable benefit in exchange for the consideration, and the Company can reasonably estimate the fair value of the benefit identified. The Company receives the following identifiable benefit in exchange for the commissions paid:

o The Wholesaler assumes the cost of billing and collections direct with the customer
o     The Wholesaler assumes the costs of customer support

                                                                              25
--------------------------------------------------------------------------------
                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

This cost of sale is recognized when the service is provided to the Wholesaler. Should the consideration paid by the Company exceed the fair value of the benefit received, that amount would be reflected as a reduction of revenue when recognized in the Company's statement of operation.

     67. In connection with the comment above, we note your assertion that you receive an identifiable benefit in exchange for the wholesaler and distributor commissions paid. Considering the guidance provided by Issue 1 of EITF 01-9, please describe the identifiable benefit received from the wholesalers and tell us how this benefit is sufficiently separable from the wholesaler's purchase of your products.

RESPONSE

The Company receives the following identifiable benefit in exchange for the commissions paid:

     o The Wholesaler assumes the cost of billing and collections direct with the customer
     o   The Wholesaler assumes the costs of customer support

     68. We reviewed your response to our prior comment 129. Your response and revised disclosure did not provide enough detail to support your accounting treatment, thus the comment will be reissued. For your retail sales, we note you refund the customer the equipment charge of a three-month period if the customer satisfies the minimum service period. Since you refund the equipment charge to customers when minimum service requirements are met, it appears that the price of the equipment is neither fixed nor determinable and cannot be recognized as revenue in accordance with SAB 104. Furnish a complete explanation of how you recognize revenue relating to equipment, how you account for the refund, and identify the minimum service period. Please reference the specific literature that supports you accounting policy and explain how the literature is applicable to your fact pattern. Provide the accounting for a sample transaction involving the sale of equipment to a customer through a re-seller. Please revise your revenue recognition policy to clarify your accounting for sales and refunds.

RESPONSE

We have noted the comment and have updated our revenue recognition policy significantly in the amended prospectus filing. We hereby provide the following supplementary information in order to further clarify our accounting and recognition of the sale of customer equipment to a retail customer.

Stage 1: The Company sells a hardware device to the retail re-seller for $68.00

As is our recognition policy, upon activation of this particular unit of hardware by a retail client,

"Under a retail agreement, the cost of the equipment is recognized as deferred revenue, and amortized over the length of the service agreement."

We therefore recognize 1/12th of the revenue, or $5.67 as revenue for the month of activation, and $62.33 as deferred revenue.

Stage 2: The retail re-seller sells the same hardware device to the retail client for $99.

                                                                              26
--------------------------------------------------------------------------------
                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

Stage 3: The customer activates the service with a credit card. Our billing system starts the service and charges the first month of service fees to the client's credit card. Any activation fee would be recognized here for the current period.

Stage 4: The customer has sent the Company his "Mail-in-credit" voucher, and after three months in good payment standing, has achieved the minimum criteria for the contract.

Stage 5: Application of credit. We apply a $79 credit to our automated billing system for this client. In the 4th month of service, on the billing date, instead of charging the monthly fee (for example $20), the system does not charge the client's credit card with the 20$ but instead reduces the available credit to $59 (from the original 79$). At this point, we apply the 20$ credit against the 20$ of revenue and therefore the service revenue recognized for this period is 0$. This continues every month until the full 79$ of credit has expired, and the monthly charges continue to be charged on the client's credit card.

Note 6- Commitments, page 19

     69. Your response did not address our prior comment 130, thus the comment will be reissued. As you plan to account for the transaction with Iphonia as an asset acquisition, tell us how you determined that this accounting treatment, and related reporting requirements, is consistent with Rule 11-01 (d) of Regulation S-X. Please provide us with an analysis that addresses each of the conditions of Rule 11-01d) of Regulation S-X. If this transaction is considered to be a business combination that is material at the 50% level, financial statements of Iphonia are required to be filed in the SB-2 even though the acquisition has not yet been consummated. Please refer to Item 310(3)(C)(iv) of Regulation S-B.

RESPONSE

We note the comment and do not feel that this comment needs to be addressed in the amended filing. This deal had never been consummated and is now terminated, and as referenced in the "Description of Business" Section:

On December 7, 2005, the Company entered into, in conjunction with United American Corporation, a related party, a Customer and Asset Acquisition and Software Licensing Agreement with Iphonia, Inc., a Quebec corporation. However, on July 6th, 2006, the agreement with iPhonia Inc. was terminated by both parties.

This Agreement is no longer a commitment of the company.

Note 7- Agreement-Intelco Communications, page 21

     70. Please revise to disclose the guarantee related to your $56,000 in research and development tax credits as discussed in section 4.4 of the Letter of Intent for a Joint Venture Agreement between Teliphone Inc. and Intelco Communication Inc., dated July 14, 2006 ("Joint Venture Agreement") and filed as Exhibit 10.3.

RESPONSE

We note the comment and have updated the disclosure in the amended SB-2/A to show the following:

                                                                              27
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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

"Teliphone Inc. is expected to have approximately $56,000 available in research and development tax credits that have been pledged as a guarantee under their agreement with Intelco. These are only tax credits, and not to be received in the form of a cash refund."

     71. We reviewed your response to our prior comment 133, noting you valued the shares issued to Intelco based on the services to be provided. (e.g. office space, data center, network usage). Tell us (i) how you determined this value and how it relates to the fair value of these services, (ii) how the services provided for the shares issued are differentiated from the services to be provided for the excess convertible advance as described in section 6 of the Joint Venture Agreement and (iii) where you have recorded the share issuance in your financial statements.

RESPONSE

We note the comment and offer the following supplementary information in order to answer items (i) and (iii):

Prior to the transaction, Teliphone Corp, The Company, owned 100% of the issued and outstanding shares of Teliphone Inc., which is 104 shares of Teliphone Inc. Class A voting stock.

Teliphone Inc. issued 35 Class A voting stock to 3901823 Canada Inc. in return of $144,000 worth of services as a pre-paid expense. The value of these services was determined based on the estimated value of the benefit that Teliphone Inc. would received from Intelco, such as rent, etc.

Upon the stock issuance, Teliphone Corp holds 104 of 139 Class A shares outstanding or 74.8% of Teliphone Inc. and 3901823 Canada Inc. owns 35 of 139 Class A shares or 25.2% of Teliphone Inc.

Teliphone Corp, The Company, is not party to this contract, and therefore only the minority interest is reflected in their financial statements, not the issuance of stock on the financials, as stock issuance was within the subsidiary, Teliphone Inc.

For item (ii), the excess convertible advance as described in section 6 of the Joint Venture Agreement is based on the differential value of the services provided by Teliphone Inc. to Intelco and the overall value of the services provided by Intelco to Teliphone Inc. after the 12 month period. The Teliphone Inc. services consist of software programming services and the use of existing Teliphone Inc. software by Intelco to promote and deliver telecommunications services to Intelco's clients.

     72. Please revise to disclose the terms and conditions of the options (e.g. exercise price, etc.) to be issued as disclosed in section 6 of the Joint Venture Agreement and how you plan to account for the conversion of this advance.

RESPONSE

We note the comment and have amended our Notes to the Financial Statements for
Note 7 to include the following revision:

Following a twelve month period, Intelco will receive additional shares of class A voting common stock of Teliphone Inc. for the difference in the value between $144,000 and the total payments credited back to Teliphone Inc. The maximum amount of additional shares that can be issued to Intelco after the twelve month period is an additional 8.34% of Teliphone Inc.'s issued and outstanding shares. In the event that the total payments credited back to Teliphone Inc. exceeds $144,000, Intelco will not be entitled to the issuance of any additional shares of Teliphone Inc. common stock.

                                                                              28
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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

Note the reference to "options" in the letter of intent is erroneous, this is simply a stock issuance and not an options issuance.

     73. We note your disclosure that this transaction will be accounted for as an investment under the equity method since Intelco/3901823 Canada will own approximately 25% of Teliphone. You appear to be describing how and why Intelco will account for its investment in Teliphone. Please revise to disclose how you will account for this transaction and the reasons for that method of accounting.

RESPONSE

We note the comment and have amended our Notes to the Financial Statements for
Note 7 to include the following:

Teliphone Inc. recognized a prepaid expense for the fair value of the shares issued to Intelco. The value of the prepaid expense was determined based on the estimated cost of the services that Teliphone Inc. is to receive under the Joint Venture Agreement entered into for a one-year period of time.

The Company (Teliphone Corp.) will not show the share issuance on the financials, only that the minority interest has increased due to this agreement.

     74. Please update the Subsequent Events note to discuss whether Teliphone repaid any amounts drawn under the line of credit by the December 31, 2006 due date and the actual consequences of failing to do so.

RESPONSE

We note the comment and have amended our Notes to the Financial Statements to disclose that the full amounts drawn under the line of credit have been repaid prior to the December 31, 2006 due date.

The consequences of failing to do so would have been:

"Teliphone has until December 31, 2006 to repay this amount. Should payment not be made, default provisions in the agreement would be enforced, which include but are not limited to, 3901823 Canada, Inc. maintaining control of Teliphone's current assets including its cash and accounts receivable, and control of Teliphone's capital assets and any intellectual property owned by Teliphone. The Company anticipates repayment of this amount, and a renegotiation of the terms of the letter of intent into a new agreement prior to December 31, 2006."

General

     75. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountant in any amendments.

                                                                              29
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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

RESPONSE

We note the comment and have updated the disclosure.

Recent Sales of Unregistered Securities, page II-2

     76. We note your disclosure that the reverse merger was pursuant to Rule 504 of Regulation D. Please note that Rule 504 is unavailable to blank check companies. See Rule 504(a)(3) of Regulation D. Please revise accordingly.

RESPONSE

We note the comment and have revised the disclosure to reflect the exemption relied upon.

     77. When referring to Regulation S, please discuss whether the transaction is in compliance with each element of the rule.

RESPONSE

We note the comment and have revised the disclosure to discuss whether the transaction is in compliance with each element of the rule.

     78. Please provide the dates of the issuances of the convertible debentures.

RESPONSE

We note the comment and have updated the disclosure in the amended SB-2/A to include the following information regarding the dates of the issuances of the convertible debentures:

Jean-Guy Lambert, August 11, 2005
Robert Martineau July 15, 2005
Marcel Cote, July 15, 2005

     79. Please describe the services performed for the securities that you have issued for services.

RESPONSE

We have noted the comment and have updated the disclosure to describe the services performed for the securities that we have issued for services:

Maxime Brazeau: Employee, Services were for extra consulting in Customer Service Ticketing software evaluations

Benjamin Lawetz: Employee, Services of extra consulting for Network optimization

Brendan Mirotchnick: Consulting services for Network optimization

Ronan Huon de Kermadec: Employee, Services of extra consulting in Software performance optimization

                                                                              30
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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

Suzanne Perron: Employee, Services of extra consulting in administration

Bruno Mourani: Consulting services for Accounting and Financial analysis

Europe Mourani: Consulting services for Accounting and Financial analysis

Benoit Ratthe: Consulting services for market segment evaluation

Joseph Emas: Legal services

Simon Lamarche: Consulting services for sales training tools for retailers

Ronald Gold: Consulting for International market development in Liberia and Brazil

Strathmere and Associates: Consulting services for International market development in India

Podar Infotech Ltd.: Consulting services for Market Analysis report, India

Business Development Consultants: Consulting services, Investor relations

     80. For each of the transactions, please disclose the aggregate offering price as required by Item 701 of Regulation S-K.

RESPONSE

We have noted the comment and have updated the disclosure to reflect that the shares were issued at a valuation of $0.25 per share.

     81. We note the issuance of securities in December 2006. Please explain the exemption you relied upon in conducting these private placements given that an issuer generally is not allowed to transact a private placement concurrent with a public offering, with very limited exceptions, See Black Box Inc. (June 26, 1990).

RESPONSE

We have noted the comment and have updated our disclosure with the following:

The issuance of securities in December, 2006, was not involving the purchase and sale of securities but the satisfaction of debt through the issues of shares, not involving a private placement or any general solicitation, to the recipients. In the event that it is determined that such issuance to the recipients resulted from a general solicitation, based upon our filed yet not then effective registration statement, we shall offer the recipients the right of rescission.

     82. We reissue prior comment numbers 139 and 140 of our letter dated October 11, 2006. You have supplementally responded that you have revised the disclosure. However, we do not find the revisions in response to this comment. Please explain supplementally and make any required changes in this section and in the related transactions section of the prospectus.

                                                                              31
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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

RESPONSE

We have noted the comment and have added comment numbers 139 and 140 from your letter dated October 11, 2006 here:

      "Please explain the statement "[w]e likewise issued the following securities on August 18, 2006 as restricted stock in order to convert debt from our parent company United American Corporation into common stock." Please describe the issuance of debt."

      "For the shares you have issued to your parent in return for debt, disclose whether the parent or a subsidiary of the parent lent you the money and disclose the amount of the debt you have repaid. Also ensure that you include transactions in this regard in the certain relationships section, as appropriate."

We have added the following disclosure in order to properly describe the issuance of debt:

On August 1, 2006, the Company converted $421,080 of the $721,080 of its loans with United American Corporation, a related party through common ownership, and majority shareholder of the Company prior to United American Corporation's stock dividend that took place effective October 30, 2006 into 1,699,323 shares of the Company's common stock. In December 2006, the Company issued a resolution to issue the remaining 171 fractional shares related to this transaction. Those shares are anticipated to be issued prior to December 31, 2006. The $300,000 remaining on the loan has become interest bearing at 12% per annum, payable monthly with a maturity date of August 1, 2009. Interest for the year ended September 30, 2006 and accrued at September 30, 2006 is $6,000 on this loan.

The $421,080 was lent to us from United American Corporation, our former parent company and currently a related party through common ownership.

Undertakings

     83. Please include the undertakings as required by Item 512 of Regulation S-B.

RESPONSE

We have noted the comment and have revised the disclosure to conform with item 512 of regulation S-B.

     84. Please include the signature page as required by Form SB-2

RESPONSE

We have noted the comment and have revised the signature page.

Exhibit 21 Subsidiaries

     85. Please amend exhibit 21 to provide the jurisdiction of organization and the correct spelling of the subsidiary, as we requested in our prior comment number 143 of our letter dated October 11, 2006.

RESPONSE

We have noted the comment and have revised Exhibit 21.

Please add the following comments:

                                                                              32
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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

Exhibit 99.1 Subscription Agreement

     86. The representations specified in paragraphs 2.1(A)-(H) should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirements should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

RESPONSE

We have noted the comment and have revised the subscription agreement.

     87. We note the statement in paragraph 2.1(F) that the shares are being issued pursuant to an exemption from registration. Please revise or advise in light of this registration statement.

RESPONSE

We have noted the comment and have revised the subscription agreement.

Exchange Act Reports

     88. Please revise your current Form 10-KSB, Forms 10-QSB, and other Exchange Act Filings to comply with these comments as applicable.

RESPONSE

We have noted the comment and will revise accordingly.

     89. Please include on the cover page of the Form 10-KSB for the year ended September 30, 2006 the 1934 Act SEC file number, which is 0-28793. Please remove the 1933 Act file number.

RESPONSE

We have noted the comment and will include on the cover page of any Form 10-KSB filed the 1934 Act SEC file number, which is 0-28793.

The Company hereby acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                              33
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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                            [LOGO]
--------------------------------------------------------------------------------

/s/ George Metrakos
-------------------------------
George Metrakos

President & CEO
Teliphone Corp.

                               Tel: 514-313-6010
                         e-mail: gmetrakos@teliphone.ca


                                                                              34
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                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca